SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	333-98481
CUSIP NUMBER	64015W 10 8

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: December 31, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Neighbors Bancshares, Inc. 2380 Old Milton Parkway Alpharetta, Georgia 30004

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-KSB for the year ended December 31, 2005 because the Registrant has not finalized its compilation of the financial information required to be included in the Annual Report. The Registrant is merging with another company and expects this transaction to be completed in April, 2006. The Registrant will be merged into the other company, ending its separate corporate existence and intends to deregister upon completion of the merger. Due to an unexpected delay in receiving regulatory approval, the merger could not be completed by March 31, 2006. The regulators approved the merger on March 24, 2006, but there is a mandatory waiting period before the parties can consummate the merger that will end on April 10, 2006. The Registrant had planned to deregister by March 31, 2006, eliminating its duty to file a 10-KSB for the year ended December 31, 2005. The Registrant did not engage an accounting firm to audit the Registrant's financial information until learning of the delay in regulatory approval. Because the audit was delayed, the Registrant cannot file its 10-KSB at this time. The Registrant intends to file the prescribed report within the allowed extension period.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Joel B. Carter Powell Goldstein LLP	(404)	572-6918

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that its net income for the year ended December 31, 2005 will increase by approximately $2,278,706, or 236.45%, from $(963,702) for the year ended December 31, 2004 to approximately $1,315,004 for the year ended December 31, 2005. The primary reason for the increase in net income is that the Registrant's assets grew by 101.52% in 2005, a growth rate that is not atypical for recently chartered financial institutions. Our operational results depend to a large degree on net interest income, which is the difference between income received from investments (such as loans, investment securities, and federal funds sold) and the interest expense, which is paid on deposits and other liabilities. Net interest income was $3,487,543 and $1,171,945 for 2005 and 2004, respectively.

Neighbors Bancshares, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 03, 2006	By:	/s/ Richard Eason. Sr. Richard Eason. Sr. Richard Eason. Sr. Cheif Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).